                                                                 Exhibit 11

                        J. C. PENNEY COMPANY, INC.
                      and Consolidated Subsidiaries

               Computation of Net Income Per Common Share
            (Amounts in millions except per common share data)

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                                                      26 Weeks Ended
                                             July 29, 1995       July 30, 1994
                                           Shares    Income     Shares   Income
Primary:
Net income                                           $ 272               $ 355
Dividend on Series B ESOP convertible
  preferred stock (after-tax)                          (21)                (20)
Adjusted net income                                    251                 335

Weighted average number of shares
  outstanding                               228.6               236.1
Common stock equivalents:
Stock options and other dilutive effects      2.6                 2.9
                                            231.2    $ 251      239.0    $ 335

Net income per common share                          $1.09               $1.40




Fully diluted:

Net income                                           $ 272               $ 355
Tax benefit differential on ESOP dividend
  assuming stock is fully converted                     (1)                 (1)
Assumed additional contribution to ESOP
  if preferred stock is fully converted                 (2)                 (3)
Adjusted net income                                    269                 351

Weighted average number of shares
  outstanding (primary)                     231.2               239.0
Maximum dilution                              0.6                 0.0
Convertible preferred stock                  20.8                21.5
                                            252.6    $ 269      260.5    $ 351

Net income per common share                          $1.07               $1.35





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